2-28-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



# Form 6-K

## Report of Foreign Issuer

## Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2002

**KLM ROYAL DUTCH AIRLINES**
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

02/017

# KLM TO ADJUST SCHEDULES, SERVICE AND AIRCRAFT CONFIGURATIONS IN THE SUMMER OF 2002

AMSTELVEEN, February 26, 2002 – KLM will increase flight frequency to various destinations in the summer of 2002. Passenger volume has recovered since the post-September 11 crisis and is traditionally higher in summer than it is in winter.

KLM will again be issuing a printed timetable this summer, because alterations are less likely to occur than in the months following the September 11 terrorists attacks in the U.S. last year. KLM will also be introducing various service innovations and altering aircraft configurations in the summer of 2002.

## North America

KLM and Northwest Airlines will be increasing the number of joint-venture services to Newark, San Francisco and Vancouver. Daily roundtrip flights will be operated to all these cities as of March 9. KLM will again take over all Vancouver services currently operated by Martinair.
Capacity to Detroit, Los Angeles and Montreal will also be increased during the course of the summer.

## Europe

KLM will raise frequency on the Amsterdam-Athens route from three to four daily roundtrips as of June 3, 2002.
KLM cityhopper will take over the last Eurowings and Braathens services to Germany and Norway this summer.
During the course of the summer, Thalys high-speed rail services will gradually replace KLM flights on the Amsterdam-Antwerp route. KLM will continue to operate a single daily roundtrip in April, May and June, but as of July all services will be operated by Thalys trains, a total of six daily roundtrips. KLM and Thalys recently began offering passengers the option of using their KLM ticket to travel by train on the Amsterdam-Antwerp route.

## The Middle East

Frequencies to Teheran, Almaty, Doha, Beirut, Damascus and Amman will be increased as of March 9. KLM will begin operating daily roundtrips to Damascus and Amman with Boeing 737-800 aircraft. KLM will also operate daily roundtrips to Dubai this summer. Muscat will temporarily be suspended as a direct destination in the KLM network.

## Asia/Pacific

KLM will raise flight frequency to Beijing from three to four roundtrips a week as of April 1.

**Africa**
As usual, the flight frequency to Dar es Salaam will again be reduced this summer. In March, KLM will operate five weekly flights, and in subsequent months this will be reduced to four. KLM will resume daily service to Dar es Salaam as of June 17.
The number of weekly flights to Cairo will be raised to six as of March 9, and to seven as of May 26.

**Central & South America**
KLM will keep pace with the traditional summer peak by raising the number of weekly flights to Paramaribo to five, and to the Netherlands Antilles to seven. Passengers will welcome the fact that one of the weekly flights on the Amsterdam-Curaçao route will fly nonstop both ways. Frequency to Caracas will be raised from six to seven flights a week as of June 19.

**Service innovations**
KLM will be improving the catering product in World Business Class this summer. Instead of serving the starter and main course on a single tray, WBC passengers will be served a three-course meal as of this summer. Because the starter, main course and dessert will be served separately, cabin attendants will be able to give far more personal attention to passengers.
KLM will also be changing the crockery and altering the tea assortment.
The special supper arrangement, frequently requested by passengers who wish to get to sleep early on night flights, will be available from 21:30 hours instead of 22:00 hours.

**Configuration changes**
The highly-rated improvement of World Business Class aboard KLM's Boeing 747 and MD-11 fleet, offering passengers a lot more legroom, will also be introduced on KLM's Boeing 767s. Owing to shifts in travel demand, KLM will alter the configuration aboard its Boeing 747-400s and Boeing 737-300s and 400s. World Business Class will become slightly smaller aboard all these aircraft types, resulting in a concomitant increase in Economy Class. This will amount to eight extra seats on average aboard KLM's Boeing 737s this summer. This configuration adjustment will be rounded off aboard the Boeing 747 fleet during the course of the summer.

**Amstelveen, February 26, 2002**
**AMS/DR/BK/rdn**

02/012

## Positive trend continues in January

| (in millions) | January 2002 | January 2001 | January Growth (%) | April through January 2001/02 | April through January 2000/01 | April through January Growth (%) |
|---|---|---|---|---|---|---|
| **Overall** | | | | | | |
| Revenue Ton-Kms | 754.1 | 801.6 | (6) | 8,161.0 | 8,557.2 | (5) |
| Available Ton-Kms | 1,016.0 | 1,076.6 | (6) | 10,731.2 | 10,848.6 | (1) |
| Load Factor (%) | 74.2 | 74.5 | | 76.0 | 78.9 | |
| **Passenger** | | | | | | |
| Revenue Passenger-Kms | 4,361.6 | 4,714.7 | (7) | 48,327.0 | 51,238.6 | (6) |
| Available Seat-Kms | 5,701.6 | 6,219.0 | (8) | 61,514.1 | 63,374.2 | (3) |
| Passenger Load Factor (%) | 76.5 | 75.8 | | 78.6 | 80.9 | |
| **Cargo** | | | | | | |
| Revenue Cargo Ton-Kms | 317.8 | 330.9 | (4) | 3,331.0 | 3,434.5 | (3) |
| Available Cargo Ton-Kms | 477.4 | 486.2 | (2) | 4,893.5 | 4,805.5 | 2 |
| Cargo Load Factor (%) | 66.6 | 68.1 | | 68.1 | 71.5 | |

*- Based on preliminary numbers*

*- As of April 1, 2001, KLM excluded Cargo traffic and capacity figures of NWA flights from Amsterdam. Last year's figures have been adjusted for ease of comparison. The effect on overall RTK and ATK is approximately -1.5%.*

**Overall traffic**

With a 6% year-on-year decline in overall traffic, January continued to show the relative improvement in traffic already apparent during the third quarter ended December 31, 2001. As capacity was also 6% lower, overall load factor changed only marginally by a negative 0.3 of a percentage point.

**Passenger traffic**

The positive trend in overall traffic was mainly caused by the continued positive development of passenger traffic. With 7% less traffic and 8% less capacity, passenger load factor improved by 0.7 of a percentage point. Traffic on North Atlantic routes was still weak but, despite a 20% drop compared to January 2001, the decline was still less pronounced than in previous months. Traffic in the Africa route area showed a strong year-on-year increase, while traffic on Central and South Atlantic routes was also higher than last year. The recovery in passenger traffic was visible in both Business and Economy Class.

**Cargo traffic**

January cargo traffic decreased 4% year-on-year - a relative improvement compared to December, when traffic was 5% lower. The decrease in traffic was mainly caused by less traffic on North Atlantic routes. After a weak performance in the first two weeks of January, traffic recovered in the second half of the month, especially on Asian routes.

As cargo capacity was 2% lower, load factor decreased by 1.5 percentage points to 66.6%.

**Amstelveen, February 5, 2002**

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: March 18, 2002

By ______________________
Name: R.A. Ruijter
Title: Managing Director & Chief Financial Officer

By ______________________
Name: H.E. Kuiperi
Title: Senior Vice President & General Secretary

APPROVED: AMS/DJ
18/03 2002
GOEDGEKEURD: RM